Exhibit 10.3

TRANSITION SERVICES AGREEMENT

by

and

among

TRONOX LIMITED,

EXXARO RESOURCES LIMITED,

and

EXXARO TSA SANDS PROPRIETARY LIMITED

and

EXXARO SANDS (PROPRIETARY) LIMITED

Dated as of 15 June 2012

1. DEFINITIONS AND INTERPRETATION	3

2. SERVICES	8

3. STANDARDS OF PERFORMANCE; LEVEL OF SERVICES	9

4. RESOURCES	11

5. THIRD PARTIES	11

6. COOPERATION; AMICABLE DISPUTE RESOLUTION	12

7. INTELLECTUAL PROPERTY	13

8. EXCEPTIONS TO EXXARO’S OBLIGATION TO PERFORM	14

9. PAYMENT AND AUDIT RIGHTS	16

10. CONFIDENTIALITY	18

11. TERM	20

12. CONSEQUENCES OF TERMINATION	20

13. DISCLAIMER OF WARRANTIES	21

14. DAMAGES	21

15. INDEMNIFICATION	21

16. SUBROGATION	22

17. INDEPENDENT CONTRACTOR	22

18. COMPLIANCE WITH LAWS	23

19. MISCELLANEOUS	23

EXHIBIT A—Services Provided by Exxaro and the Exxaro Group to the Tronox Group

PARTIES

The Parties to this TS Agreement are:

Tronox Limited, a corporation organized and existing under the laws of Australia with registration number ACN153348111;

Exxaro Resources Limited, a company organized and existing under the laws of the Republic of South Africa with registration number 2000/011076/06;

Exxaro TSA Sands Proprietary Limited, a company organized and existing under the laws of the Republic of South Africa with registration number: 1998/001039/07; and

Exxaro Sands Proprietary Limited, a company incorporated in the Republic of South Africa, with registration number: 1987/001627/07.

INTRODUCTION

A. Pursuant to the Transaction Agreement, Exxaro has entered into the sale of its mineral sands business, including its interest in the Tiwest Joint Venture, to Tronox in exchange for newly issued Tronox common shares (the “Transaction”).

B. In connection with the Transaction, Tronox and the South African Acquired Companies desire to obtain from Exxaro the services described herein for a transitional period of time after the completion of the Transaction in accordance with the terms and conditions of this TS Agreement.

NOW, THEREFORE, the Parties, hereby agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	For purposes of this TS Agreement, the following terms have the meanings set forth or as referenced below:

“Acquired Companies” means, collectively, the Australian Acquired Companies and the South African Acquired Companies.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Australian Acquired Companies” means (a) Exxaro Investments (Australia) Pty Ltd, ABN 53 071 040 152 , (b) Exxaro Holdings (Australia) Pty Ltd, ABN 90 071 040 750, (c) Exxaro Australia Sands Pty Ltd, ABN 28 009 084 851, (d) Ticor Resources Pty Ltd, ABN 27 002 376 847, (e) Ticor Finance (A.C.T.) Pty Ltd, 58 008 659 363, (f) TiO2 Corporation Pty Ltd, ABN 50 009 124 181, (g) Tific, (h) Yalgoo, (i) Tiwest Sales Pty Ltd, ABN 40 009 344 094, (j) Senbar Holdings Pty Ltd, ABN 86 009 313 062, (k) Synthetic Rutile Holdings Pty Ltd, ABN 38 009 312 047, and (l) Pigment Holdings Pty Ltd, ABN 53 009 312 994.

“Business Day” means a day (other than a Saturday or Sunday or public holiday) on which banks are generally open for business in each of New York, South Africa and Perth, Australia.

“Closing Date” has the meaning given to such term in the Transaction Agreement.

“Contract” means any written or oral agreement to create rights and/or obligations which are legally binding, contract, lease, sublease, indenture, mortgage, instrument, guaranty, loan or credit agreement, note, bond, customer order, purchase order, sales order, franchise, dealer and distributorship agreement, supply agreement, development agreement, joint venture agreement, promotion agreement, license agreement, contribution agreement, partnership agreement or other arrangement, understanding, permission or commitment.

“End date” means the Business Day on which the last Service provided in terms of this TS Agreement is no longer provided.

“Exhibits” means any exhibit, including Exhibit A, appended to this TS Agreement;

“Exxaro” means Exxaro Resources Limited, a company organized and existing under the laws of the Republic of South Africa with registration number 2000/011076/06.

“Exxaro Sands” means Exxaro Sands Proprietary Limited, a company incorporated in the Republic of South Africa, with registration number: 1987/001627/07.

“Exxaro Selling Entities” has the meaning given to such term in the Transaction Agreement.

“Exxaro Group” means Exxaro and its Subsidiaries (excluding the Acquired Companies).

“Exxaro TSA Sands” means Exxaro TSA Sands Proprietary Limited, a company organized and existing under the laws of the Republic of South Africa with registration number: 1998/001039/07.

“Force Majeure Event” has the meaning specified in Section 8.5.

“General Services Agreement” means the General Services Agreement entered into between Tronox and Exxaro.

“General Services” means the “Services”, as such term is defined in the General Services Agreement.

“Governmental Entity” means any national, supranational, provincial, municipal, regional or local governmental or regulatory authority, agency, commission, court, tribunal, or other governmental entity.

“Group” means either the Exxaro Group or the Tronox Group, as the context requires.

“JIBAR Rate” means, as of the date of any calculation or determination, the rate per annum appearing on the Reuters Screen SAFEY Page (or such other page as may replace SAFEY on that service, or such other service as may be nominated by the Banking Association of South Africa as an information vendor for the purpose of displaying Banking Association of South Africa Interest Settlement Rates for Rand deposits) as the Johannesburg interbank offered rate for deposits in Rand, at approximately 11:00 a.m., Johannesburg time, two Johannesburg Business Days prior to such date of calculation or determination.

“Losses” means, collectively, any and all liabilities, losses, damages, diminutions, claims, judgments, awards, fines, penalties, interest, costs and expenses, including reasonable attorney and accounting fees.

“Parties” means Tronox, Exxaro TSA Sands, Exxaro Resources and Exxaro Sands each as a “Party” and collectively as the “Parties”.

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

“Rand” and “R” means the South African rand, the lawful currency of the Republic of South Africa.

“SEC” means the United States Securities and Exchange Commission.

“Services” have the meaning ascribed to them in clause 2 and Service shall bear like meaning.

“Service Costs” means, with respect to each Service provided under the terms and subject to the conditions of this TS Agreement, an amount equal to the sum of such of the following items as may apply:

(a)	the full cost (including actual labor costs, all associated benefits costs and employment taxes, as well as the operating and overhead costs) to Exxaro of providing such service in respect of the individual employees of Exxaro who are engaged in the provision of such Service, for the portion of their work time engaged in the provision of such Service;

(b)	the costs charged to Exxaro by a third party provider in connection with such Service;

(c)	the reasonable out-of-pocket and other expenses (other than expenses included in Transition Costs and the costs charged under item (a) above) incurred by Exxaro in connection with such Service as evidenced by relevant supporting vouchers;

(d)	Taxes, (other than Transfer Taxes) as set forth in Section 9.7 incurred or leviable by Exxaro in connection with such Service; and

(f)	any costs expressly included as Service Costs in this TS Agreement, including any costs as set forth in Exhibit A .

“South African Acquired Companies” means Exxaro Sands and Exxaro TSA Sands.

“Tax” means (a) all taxes, charges, fees, imposts, levies or other assessments, including but not limited to all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, transfer pricing, franchise, profits, inventory, capital gains, stock, license, withholding, payroll, employment, social security, unemployment, excise, premium, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (b) all interest, penalties, fines, additions to tax, amounts in respect of tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (a), (c) any transferee liability in respect of any items described in clause (a) or (b), and (d) and any liability for items described in clauses (a), (b) or (c) as a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any Person; in each case, with the exclusion of any Transfer Taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration or collection of any Tax.

“Tiwest Joint Venture” has the meaning given to such term in the Transaction Agreement.

“Transfer Taxes” has the meaning given to such term in the Transaction Agreement.

“Transaction” has the meaning specified in the preamble hereto.

“Transaction Agreement” means the amended and restated transaction agreement entered into between inter alia Exxaro and Tronox on 20 April 2012.

“Transition Costs” means the one-time, initial set up, costs and expenses that are incurred by the Exxaro Group in order to initiate the process of obtaining the migration of any Service as contemplated by (and subject to) the terms and conditions of this TS Agreement and the costs of obtaining and, if applicable, modifying any contractual rights described in Section 5.3 of this TS Agreement, including such costs and expenses incurred prior to the date hereof by Exxaro in preparation for the provision of the Services (for the avoidance of doubt, Transition Costs shall not include any annual or recurring fees, including license fees, or any maintenance fees, support services fees, subscription fees or other costs relating to ongoing use) which will form part of normal service costs.

“Tronox” means Tronox Limited, a corporation organized and existing under the laws of Australia with registration number ACN153348111.

“Tronox Group” means Tronox and its Subsidiaries (including the Acquired Companies).

“Tronox Mineral Sands” means the South African Acquired Companies and the Mineral Sands portion of the Australian Acquired Companies

“TS Agreement or TSA” means this transitional services agreement and includes any Exhibits.

“VAT” means, in relation to the South African Acquired Companies, levied in terms of the VAT Act

VAT Act means the South African Value-Added Tax Act, 1991.

1.2	Unless the context of this TS Agreement otherwise requires, the following rules of interpretation shall apply to this TS Agreement:

(a)	a “clause” and a “section” shall, subject to any contrary indication, be construed as a reference to a clause or a section, respectively, hereof;

(b)	“law” shall be construed as any law (including common or customary law), or statute, constitution, decree, judgment, treaty, regulation, directive, by-law, order or any other legislative measure of any government, supranational, local government, statutory or regulatory body or court;

(c)	a reference to any law, rule, ordinance enactment or regulation shall include any amendment, modification or re-enactment thereof, any regulations promulgated thereunder from time to time, and any interpretations thereof from time to time by any regulatory or administrative authority, whether or not having the force of law;

(d)	a reference to any agreement, instrument, contract or other document shall include any amendment, restatement, supplement or other modification thereto;

(e)	whenever the words “include,” “includes” or “including” (or similar terms) are used in this TS Agreement, they are deemed to be followed by the words “without limitation”;

(f)	the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this TS Agreement, refer to this TS Agreement as a whole and not to any particular provision of this TS Agreement;

(g)	the use of “or” is not intended to be exclusive, unless expressly indicated otherwise;

(h)	If any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision of this TS Agreement.

(i)	Unless the context dictates otherwise, an expression which denotes:

(i)	any one gender includes the other genders;

(ii)	a natural person includes an artificial person and vice versa and shall include its successors-in-title and assigns; and

(iii)	the singular includes the plural and vice versa.

1.3

When any number of days is prescribed in this TS Agreement, same shall be reckoned exclusively of the 1st (first) and inclusively of the last day unless the last day falls on a day which is not a Business Day, in which case the last day shall be the immediately following Business Day.

1.4	In the event that the day for payment of any amount due in terms of this TS Agreement should fall on a day which is not a Business Day, then the relevant date for payment shall be the preceding Business Day.

1.5	Where any term is defined within the context of any particular clause in this TS Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the same meaning as ascribed to it for all purposes in terms of this TS Agreement, notwithstanding that that term has not been defined in this interpretation clause.

1.6	Any reference to an enactment in this Agreement is to that enactment as at the Signature Date and as amended or re-enacted from time to time

1.7	The rule of construction that, in the event of an ambiguity, the contract shall be interpreted against the Party responsible for the drafting or preparation of the agreement, shall not apply in the interpretation of this TS Agreement.

1.8	The expiration or termination of this TS Agreement shall not affect such of the provisions of this TS Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

1.9	Save where the contrary is indicated, any reference in this TS Agreement to this TS Agreement or any other agreement or document shall be construed as a reference to this TS Agreement or, as the case may be, such other agreement or document as same may have been, or may from time to time be, amended, varied, novated or supplemented.

2.	SERVICES

2.1	Except as otherwise provided herein, on the terms and subject to the conditions set forth herein, Exxaro shall provide, or cause one or more members of its Group to provide, the Acquired Companies with each of the Services listed on Exhibit A (each service listed on Exhibit A being a “Service” and, collectively, the “Services”), which Services may include, for the avoidance of doubt, the transfer and installation of certain hardware, software, related licenses and applications, and other items as set forth on Exhibit A or pursuant to the Transaction Agreement, in each case, beginning on the “Start Date” set forth on Exhibit A for such Service and ending on the earlier of (a) the “End Date” set forth on Exhibit A for such Service, (b) the termination of this TS Agreement, or (c) the termination of such Service pursuant to Section 11 (each such duration, a “Service Term”). The place of rendering services by Exxaro shall (mainly) be the Republic of South Africa. Nevertheless, Tronox may from time to time request that Services be rendered by Exxaro to the Australian Acquired Companies, which request Exxaro will, using reasonable commercial endeavors, accommodate. To the extent that the Parties agree for any Services to be provided to the Australian Acquired Companies, then in such case “Services” and “Acquired Companies” shall be deemed to include Services provided to such companies hereunder, as well.

2.2	Subject to the provisions set forth in this Section 2.2, the Transition Costs incurred by the Exxaro Group in connection with the Services to be provided to the South African Acquired Companies shall be borne fully by Tronox, and such Transition Costs shall not be included in the calculation of Service Costs payable by Tronox for such Services;

2.3	It is understood and agreed among the Parties that, notwithstanding any provision to the contrary in this TS Agreement, the Exxaro Group shall have no obligation whatsoever to upgrade systems, invest in product enhancements or increase staffing, capacity, functionality, reliability or any other aspect of any Service beyond the level that exists as of the date hereof with respect to any Service.

2.4	Notwithstanding anything to the contrary contained herein, during the Term, Tronox may from time to time request that Exxaro provide special services or projects in addition to the Services, and (subject to the mutual agreement of the Parties) Exxaro shall make commercially reasonable efforts to provide such additional services or projects. If Exxaro, subject to its sole and absolute discretion, agrees to provide such additional services or projects, the Parties shall negotiate in good faith to establish the terms (including price) for providing such additional services or projects and, following agreement on such terms, Exhibit A hereof shall be amended, as applicable, to include such additions.

3.	STANDARDS OF PERFORMANCE: LEVEL OF SERVICES

3.1	With respect to any Service provided to the South African Acquired Companies, Exxaro shall, and shall cause the members of its Group to, perform such Service exercising the same degree of care, at the same general level and at the same general degree of accuracy and responsiveness, in each case as it exercises in performing the same or similar services for its own account, with priority equal to that provided to its own businesses and members of its Group where the services being provided are material to the Exxaro business (and in no event will the Services be provided in a less than diligent manner). Exxaro will ensure that all individuals performing any Services will have the education, training, knowledge, skill and capability necessary to perform the Services, in accordance with best industry practice.

3.2	In no event shall Tronox, with respect to any Service, be entitled to increase its use of such Service above that level of use specified in Exhibit A without the prior written consent of Exxaro, which consent may be delegated to Exxaro employees from time to time, subject to internal rules applicable to the delegation of authority in terms of which Exxaro employees are permitted to determine the threshold and limitations, on written notice containing such threshold or limitation, by Exxaro to Tronox. Exxaro shall accommodate Tronox, to the extent that it is commercially reasonable to do so in relation to any requests regarding an increase in the levels of use as specified in the Exhibit A. Notwithstanding anything to the contrary in this TS Agreement, Exxaro shall not be required to provide the South African Acquired Companies with levels of such Service above the levels that existed prior to the date hereof or with the advantage of systems, equipment, facilities, training, services or improvements procured, obtained or made after the date hereof.

3.3

Notwithstanding anything to the contrary contained herein, Exxaro may, but is not required to, make changes from time to time in the manner in which any Service is provided if (a) Exxaro is making similar changes in the manner in which such Service is provided to it and members of its own Group, (b) Exxaro furnishes to Tronox substantially the same notice (if any) that

Exxaro provides to members of its own Group with respect to such changes, and (c) such changes shall not create a substantial risk of a material disruption of the Tronox Group’s business or of the Tronox Group’s incurring a material loss or liability.

3.4	Exxaro shall nominate a representative to act as the primary contact person for the provision of all of the Services and the General Services (the “Service Coordinator”). The initial Service Coordinator shall be Joseph Rock (General Manager, Exxaro Services). Exxaro shall notify the relevant South African Acquired Company in writing of any change in the Service Coordinator. The South African Acquired Companies agree that all communications pertaining to the provision of Services shall be directed, in writing to the Service Coordinator provided that such information pertains to:

(a)	additional expenditure or a potential loss estimated to equal or exceed US$10 000; or

(b)	conduct which may give rise to a breach of this Agreement or an agreement with a third party; or

(c)	a proposal to materially vary the content of the Services; or

(d)	a proposal to materially vary the manner in which the Services are to be provided; or

(e)	copies of notification provided in terms of clause 8.4 or clause 6.5 ; or

(f)	any fact, matter or circumstance of significance which could have a material effect on the provision of Services or on any provision or undertaking of this Agreement.

3.5

In order to monitor, coordinate and facilitate implementation of the terms and conditions of this TS Agreement and the General Services Agreement, the Parties shall establish (a) a “Steering Committee” consisting of at least one senior manager from each of the Exxaro Group and the Tronox Group and whereby each such Group is equally represented and (b) an “Operating Committee” consisting, as necessary, of one representative of each of the Exxaro Group and the Tronox Group from each functional area that is the subject of Exhibit A (for such time as Service Terms within such functional areas are in effect). The Steering Committee shall provide general oversight of the terms and conditions of this TS Agreement and shall work in good faith to resolve any disputes arising under this TS Agreement as set forth under Section 6. The Operating Committee shall be responsible for the day-to-day operations related to the implementation of the terms and conditions of this TS Agreement and the exhibits hereto. Exxaro shall be entitled to elect to conduct the Steering Committee meetings and/or the Operating Committee Meetings (as the case may be) within the framework of existing internal Exxaro committee structures, in order to ensure efficiency and to avoid duplication. The initial Steering Committee and Operating Committee representatives shall not be changed by either Group on less than ten days’ prior written notice to the Service Coordinator of the other Group. The Steering Committee shall at a minimum meet once a quarter, and more frequently should it so agree. The Operating Committee representatives shall meet at least once a month and more frequently should it so resolve, during the Term of this TS Agreement; provided, the members of the Steering Committee and the Operating Committee may participate in meetings of such committees by means of conference telephone, videoconferencing or other communications equipment by means of which all persons participating in the meeting can hear each other. The Steering Committee and Operating Committee representative for each Group shall stay reasonably apprised of the activities of the employees, agents and contractors of such Group who are providing or receiving the Services in order to maximize efficiency in the provision and receipt of the Services. The Steering Committing shall be authorized to approve any expense reasonably incurred by Exxaro pursuant to the provisions of this TS Agreement. Actions of the Steering Committee shall require the approval of Steering Committee representatives from each of the Exxaro Group and the Tronox Group, and shall be reduced to writing and recorded as an agreed minute. The Steering Committee and Operating Committee shall from time to time establish or amend a written approvals framework in terms of which the authority to inter alia amend the content of the Services or vary the manner in which the Services are to be provided, authorize the payment or a fee or incur any liability and generally manage the day to day provision of Services, subject to the thresholds and parameters contained in the approvals framework, is delegated to certain persons within Tronox or Exxaro.

4.	RESOURCES

4.1	In connection with the Services, the Tronox Group shall make reasonably available for consultation with the Exxaro Group those retained employees and consultants or other service providers and employees of the Tronox Group reasonably necessary for the effective provision of such Services. Furthermore, the Tronox Group will provide the necessary access reasonably required by Exxaro to consult with the retained employees and consultants or other service providers and employees referred to above. Tronox shall also make available to Exxaro timeously all or any relevant information and do all things reasonably required by Exxaro to enable it to provide the Services.

4.2	The Parties confirm that nothing in this Agreement shall be construed as varying the provisions of Section 7.11 of the Transaction Agreement. To the extent that any provision of this TS Agreement conflicts with the provision of Section 7.11 of the Transaction Agreement such provision shall be void.

5.	THIRD PARTIES

5.1	The Exxaro Group shall make reasonably available such personnel, facilities, equipment, systems and management as are required to provide a particular Service. Subject to Section 3, Exxaro shall have the right to designate which such resources it shall assign to perform such Service and shall have the right to remove and replace any such resources at any time or designate any other members of its Group or a third party provider to perform such Service; provided, however, that (a) Exxaro shall use commercially reasonable efforts to prevent the disruption to the South African Acquired Companies business in the transition of the Service to different resources or another provider and (b) with respect to Services that are not currently outsourced by Exxaro to a third party, any substitution of a third party provider in connection with the provision of such Service shall be subject to the approval of the Steering Committee. Notwithstanding the foregoing, Exxaro shall remain solely responsible, in accordance with the terms of this TS Agreement, for the performance of any Service it is required to provide hereunder.

5.2	With respect to Services that are currently outsourced by Exxaro to third parties, Exxaro shall reasonably assist the South African Acquired Companies in seeking to cause such third parties to provide such Services to the South African Acquired Companies. In the event Exxaro is not able to secure the agreement of any third parties to provide Services to the South African Acquired Companies, Exxaro shall reasonably assist the South African Acquired Companies in seeking to obtain substantially similar services from another source on substantially similar terms and conditions as those currently being provided.

5.3	If, and to the extent, required, Tronox and Exxaro shall cooperate in seeking to obtain any required transfer or assignment agreements or any other agreements necessary to transfer Contractual rights of the Exxaro Group that existed immediately prior to the Closing Date to receive services or license software, to the extent (a) such agreements or rights are necessary for the provision of Services to the South African Acquired Companies and (b) such rights were utilized by the Exxaro Group prior to the Closing Date. To the extent however that any such aforesaid Contractual rights contained in agreements between Exxaro and third parties are required to remain in place by Exxaro for its own benefit, after the Signature Date, the Parties agree to use their respective reasonable commercial endeavors to obtain a partial assignment (to the extent possible) of the required Contractual rights to ensure that any such Contractual rights reasonably required by Exxaro remain in full force and effect or to procure the conclusion of separate agreements. Such new agreements shall be in the name or for the benefit of the applicable member, or members, of the Tronox Group. The cooperation required hereunder shall be included in the Service to which it is related. For the avoidance of doubt, the Parties agree and acknowledge that Exxaro shall not be liable under this TS Agreement for any annual or recurring fees, including license fees, or any maintenance fees, support services fees, subscription fees or other costs relating to ongoing use by the Tronox Group stemming from a transfer to the Tronox Group pursuant to a Service hereunder.

5.4	Exxaro shall not, after the Closing Date, enter into any agreement or contract with any third party to provide any Services hereunder pursuant to which the Tronox Group would remain obligated to such third party upon the termination of this TS Agreement or the General Services Agreement without the Tronox Group’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

5.5	Without prejudice to Exxaro’s obligations under Section 2.2 and Exhibit A of this TS Agreement, the Tronox Group shall be solely responsible for acquiring or otherwise obtaining all assets and rights for third party services not otherwise obtained as a result of the expenditure of such Transition Costs, including hardware, software, information systems and other materials and third party services, reasonably necessary in connection with any Service as contemplated by this TS Agreement.

6.	COOPERATION: AMICABLE DISPUTE RESOLUTION

6.1	The Parties shall cooperate in all matters relating to the provision and receipt of the Services. Such cooperation shall include exchanging information, providing access to personnel, equipment, office space, electronic systems and other property and adjustments and obtaining all consents, licenses, sublicenses or approvals necessary to permit each Party to perform its obligations hereunder.

6.2	In the event of a dispute under this TS Agreement, either Party may give written notice to the other Party requesting that the Steering Committee try to resolve (but without any obligation to resolve) such dispute. Not later than ten days after said written notice, each Party shall submit to the other a written statement setting forth such Party’s description of the dispute, such Party’s position on such dispute, such Party’s recommended resolution and the reasons why such Party feels its recommended resolution is fair and equitable in light of the terms and spirit of this TS Agreement. Such statements represent part of a good-faith effort to resolve a dispute and as such, no statements prepared by a Party pursuant to this Section 6 may be introduced as evidence or used as an admission against interest in any arbitral or judicial resolution of such dispute.

6.3	If the dispute continues unresolved for a period of five days (or such longer period as the Steering Committee may otherwise agree upon) after the simultaneous exchange of such written statements, then the Steering Committee shall promptly commence good-faith negotiations to resolve such dispute but without any obligation to resolve it. The initial negotiating meeting may be conducted by teleconference.

6.4	Not later than seven days after the commencement of negotiations under Section 6.3 above: (a) if the Steering Committee renders an agreed resolution on the matter in dispute, then both Parties shall be bound thereby; and (b) if the Steering Committee does not render an agreed resolution, then the dispute shall be submitted for resolution pursuant to Section 6.5.

6.5	Disputes arising under this TS Agreement and not resolved by the Steering Committee within seven days under clause (a) of Section 6.4 shall be submitted in writing to an appropriate executive officer of each Party. The executive officers shall attempt to resolve any dispute submitted to them for resolution in accordance with this Section 6.5 through consultation and negotiation, within 15 days after such submission (or such longer period as may be mutually agreed by the Parties). Absent a resolution within such 15 days period, any dispute related to, or in connection with, this TS Agreement shall be submitted by either executive officer of either Party for resolution by final and binding arbitration determined in accordance with Section 20.

7.	INTELLECTUAL PROPERTY

7.1

Unless otherwise agreed in writing by the Parties, all Exxaro work product, data or other materials and deliverables provided by or on behalf of Exxaro or any member of its Group to the South African Acquired Companies or any member of its Group in connection with the Services (collectively, “Work Product”), in whatever form or medium, and all intellectual property rights in or to any of the foregoing owned by any member of the Exxaro Group (collectively, the “Exxaro Intellectual Property”) will remain the exclusive property of, as applicable, Exxaro or a member of its Group; except that Exxaro and the members of its Group will grant the South African Acquired Companies and the members of its Group a non-exclusive, non-transferable, perpetual, irrevocable royalty-free, worldwide right and license to use, disclose and otherwise exploit any Exxaro Intellectual Property to the extent that it relates to any Work Product that is non-severable or contained in, derived from, included or embedded in, or necessary or desirable to use, any work product, data, software or any other materials or deliverables or any other intellectual property or tangible embodiments thereof generated, developed or otherwise created by or on behalf of Exxaro or the South African Acquired Companies or any member of Exxaro’s or Tronox’s Group in the course of Exxaro’s provision of the Services. Notwithstanding the foregoing, however, to the extent any Work Product is created primarily for the South African Acquired Companies or any member of its Group, or is primarily derived from any intellectual property of the South African Acquired Companies or any member of its Group, the South African Acquired Companies will own such Work Product and all intellectual property rights therein or thereto, and Exxaro, or the relevant member of the Exxaro Group shall do all things and sign all documents as may be necessary to formally assign any interest it may have in such Work Product.

7.2	All Work Product, data, software and any other materials or deliverables and any other intellectual property and tangible embodiments thereof generated, developed or otherwise created by or on behalf of the South African Acquired Companies (whether in the course of Exxaro’s provision of the Services or otherwise), in whatever form or medium, and all intellectual property rights in or to any of the foregoing will be owned by the South African Acquired Companies

7.3	The Parties acknowledge that, in agreeing on the Services to be provided by Exxaro under this TS Agreement, they may decide to allocate the ownership of intellectual property rights arising out of Exxaro’s provision of the Services differently for certain Services in this TS Agreement.

8.	EXCEPTIONS TO EXXARO’S OBLIGATION TO PERFORM

8.1	Exxaro shall not be required to provide a Service to the extent the performance of such Service would require the Exxaro Group to violate any applicable law or would result in the breach of any software license or other Contract with a Person not a member of the Exxaro Group but only to the extent that such breach is a consequence of the South African Acquired Companies’ failure to comply with an obligation to own or otherwise possess such software license, or to enter into such other Contract, that is expressly set forth in this TS Agreement and is applicable to the Services to be provided by Exxaro or agreed by the Parties as necessary or desirable for Exxaro to be able to provide the Services.

8.2	If Exxaro determines that it is no longer commercially viable to provide any Service (whether absolutely or in the manner in which the Service is to be performed) in accordance with the terms hereof, the Parties shall meet as soon as may be practicable after Exxaro has made such a decision, and in good faith cooperate so as to determine the best alternative approach to procure the provision of the Services. Until such alternative approach is found or the problem is otherwise resolved to the satisfaction of the Parties, Exxaro shall use commercially reasonable efforts to continue to provide such Service, and Tronox shall not be precluded from invoking the dispute resolution provisions of section 6 should Exxaro fail so to do.

8.3	If Exxaro is objectively unable to modify its provision of such Service and no alternate approach to procure the provision of the Services is agreed, Exxaro will be excused from continuing to provide it without claim or penalty of any nature levied. If Exxaro is excused from providing a Service as set forth herein, then the amount payable to Exxaro for the Services will be reduced accordingly during the period in which Exxaro is not providing such Service. To the extent the Parties agree upon an alternative approach that requires payment of amounts above and beyond what Tronox is required to pay under this TS Agreement for such Service, such excess amounts shall be borne by Tronox, unless otherwise agreed by the Parties. Tronox may obtain replacement services or resources for the affected Service from a third party for the duration of such delay or inability to perform, and Tronox shall be liable for the payment of such substitute Services. Exxaro shall provide reasonable assistance in identifying a suitable third party and shall assist Tronox in negotiating favourable terms of such.

8.4	Notwithstanding anything to the contrary contained herein,

(a)	if either of the South African Acquired Companies (i) elect to decommission, replace, modify or change its information technology or communications systems or any other aspect of its business relationship relating to a Service in a manner that prevents Exxaro from providing such Service as required hereunder (in the understanding that Tronox shall provide Exxaro with five Business Days prior notice of any such election), or (ii) fail to acquire the hardware, software, information systems or other materials or third party services reasonably necessary for any Service pursuant to Section 5.5 of this TS Agreement and such failure prevents Exxaro from providing such Service as required hereunder, then, in each case, Exxaro shall have no liability whatsoever with respect to the effectiveness or quality of such Service and, following five Business Days prior written notice to Tronox, Exxaro shall be excused from the performance of such Service;

(b)	if Tronox is unable, despite Exxaro’s reasonable assistance in accordance with Section 5.2 of this TS Agreement and Exxaro’s cooperation in accordance with Section 6.1 of this TS Agreement, to secure the agreement of third parties with whom Exxaro has outsourced certain Services to provide such Services to the Tronox Group, Exxaro shall have no liability whatsoever with respect to the effectiveness or quality of any Service that is prevented, hindered, or delayed thereby and, following five Business Days prior written notice to Tronox, Exxaro shall be excused from the performance of such Service;

(c)	if Tronox is unable, despite Exxaro’s cooperation in accordance with Sections 5.3 and 6.1 of this TS Agreement, to obtain any required transfer or assignment agreements or any other equivalent agreements necessary to transfer Contractual rights of the Exxaro Group that existed immediately prior to the Closing Date, Exxaro shall have no liability whatsoever with respect to the effectiveness or quality of any Service that is prevented, hindered, or delayed thereby and, following five Business Days prior written notice to Tronox, Exxaro shall be excused from the performance of such Service; and

(d)	Exxaro may suspend performance and the Tronox Group’s access to information technology or communications systems used by the Exxaro Group if, in Exxaro’s reasonable judgment, the integrity, security or performance of such systems, or any data stored thereon, is being or is likely to be jeopardized by the activities of any member of the Tronox Group, its employees, agents, representatives or contractors.

8.5	It shall not be a breach of this TS Agreement and the Parties shall not be liable for delay in performance or nonperformance of any term or condition of this TS Agreement directly or indirectly resulting from any fire, explosion, accident, disease, illness, flood, labor trouble or stoppage, civil disorder, war, terrorism (or threat thereof), atmospheric or weather condition, acts of God or any other causes beyond a party’s reasonable control (each, a “Force Majeure Event”). Upon the occurrence of any Force Majeure Event, the Party so affected in the discharge of its obligation shall promptly give written notice of such event to the other Party. The affected Party shall make every reasonable effort to remove or remedy the cause of such Force Majeure Event or mitigate its effect as quickly as may be possible. If such occurrence results in the suspension of all or part of the Services for 30 days, the Parties shall meet and determine the appropriate measures to be taken. Any delay or failure in performance by either Party thereto shall not constitute default hereunder or give rise to any claims for damages or loss of anticipated profits if, and to the extent that such delay or failure is caused by a Force Majeure Event. In a Force Majeure Event, Exxaro shall not be entitled to any compensation for any part of, or all of, the Services that is suspended because of such Force Majeure Event.

9.	PAYMENT AND AUDIT RIGHTS

9.1	Generally.

In consideration of each Service provided hereunder, during the Term of this TS Agreement, the South African Acquired Companies shall pay to Exxaro, on a monthly basis, an amount equal to the Service Costs attributable to the Services provided by the Exxaro Group during the prior month period. Services provided by the Exxaro Group to the South African Acquired Companies under this TS Agreement will have priority over the Services provided under the General Service Agreement, and Exxaro shall not separately invoice the South African Acquired Companies under the Services Agreement, nor shall the South African Acquired Companies owe any amounts hereunder, for any Services that may be characterized as Services under the Services Agreement and the General Services Agreement. With respect to any particular Service, if any, requiring additional payment by the South African Acquired Companies, the South African Acquired Companies shall pay Exxaro in accordance with the specifications set forth on the Exhibits. To the extent that, during the Term, the Parties use their reasonable commercial efforts to mutually agree to modify, amend, delete or add to the Services, the Parties shall cooperate to determine an equitable adjustment to the amounts paid by the South African Acquired Companies to Exxaro. For the avoidance of doubt however, no amendments to any of the Services, any Service Costs or anything else relating to this TS Agreement shall become effective and binding on the Parties until reduced to writing and signed by each Party’s respective authorized representatives.

9.2	Invoices.

With respect to the Services actually provided, Exxaro shall invoice the South African Acquired Companies the South African Acquired Companies on a monthly basis for all amounts due to Exxaro hereunder with respect to such Services. For the avoidance of doubt, it is hereby understood that, unless mutually agreed in writing among the Parties, amounts due hereunder shall consist solely of Service Costs. Such invoices shall be accompanied by a reasonable accounting of all invoiced amounts, all third party invoices and receipts related to such invoiced amounts and such other supporting documentation as may be reasonably requested by the South African Acquired Companies.

9.3	Payment.

The relevant South African Acquired Company shall pay Exxaro for any properly invoiced amounts within 30 days of receipt of the invoice and other information required by Section 9.2; provided, however, that if the relevant South African Acquired Company shall have a bona fide dispute with the amount invoiced, then the relevant South African Acquired Company shall pay only the undisputed amount at such time, and the Parties shall seek to resolve such dispute in accordance with Section 6 of this TS Agreement. Unless the Parties otherwise agree, all payments hereunder shall be made by deposit of South African Rand in the requisite amount to such bank account as Exxaro may from time to time designate by notice to the South African Acquired Companies. Late payments of undisputed amounts (or payments of disputed amounts which are determined under this TS Agreement to be payable by the South African Acquired Companies) shall bear interest at the published one-month JIBAR Rate plus 2% per annum.

9.4	Quarterly Reconciliation.

Exxaro shall at the end of each quarter, reconcile the monthly invoices issued against the Services provided for the preceding quarter, so as to ensure the accuracy of the invoices issued in such period. To the extent that Tronox has been overcharged or undercharged for the provision of any Service, Exxaro shall reflect such sum as to Tronox’s credit or debit (as the case may be) in the following monthly invoice issued in terms of clause 9.2. Such figure shall be reflected clearly as a separate line item on the invoice as either a debit or credit with a brief explanation for the inclusion (“adjustment amount”). As regards credit amounts, Tronox shall pay the difference between the amount charged for Services under the monthly invoice and the amount reflected to its credit. Where an additional amount is indicated as a debit, Tronox shall pay the sum of the two figures. No interest shall be included in or levied on an adjustment amount.

9.5	Financial Statements and Statutory Audits

The Parties will each make their respective management teams reasonably available to assist the South African Acquired Companies from time to time to respond to requests related to the preparation, analysis and discussion of its financial statements (annual and interim as applicable). Such access and will include, without limitation: (i) preparation of pro forma financial information, (ii) preparation of projections, (iii) conforming of accounting policies, (iv) preparation of Tronox’s and/or its Affiliate(s)’ SEC filings, (v) other periodic financial reporting and related analysis, (vi) issuance by Tronox’s auditor’s of “comfort letters” pursuant to SAS

72, (vii) responding to SEC comment letters (viii) any other similar or related item of information reasonably required by Tronox or its advisors and (viii) Exxaro shall only be required to provide the services referred to in items (i) to (viii) above to the extent that it relates to the South African Acquired Companies. Access to the Parties’ respective management teams for the aforementioned purposes shall be on a timely basis in order to facilitate Tronox’s and/or its Affiliate(s)’ periodic financial reporting and financing activities (to the extent that it relates to the South African Acquired Companies). In the event that the obligation to provide the services referred to in items (i) to (viii) necessitates the acquisition of additional resources, the Parties record that provided such matter will be raised with, and approved by, Tronox prior to the acquisition of such resources, the reasonable and direct costs occasioned by the acquisition of such additional resources will be borne by Tronox.

9.6	The Parties’ respective management teams will direct and assist Tronox’s auditors to provide all necessary reasonable assistance to Tronox and/or its Affiliate(s) and Tronox’s and/or its Affiliate(s)’ auditors in relation to: (i) the preparation of pro forma financial information, (ii) analysis of financial reporting, (iii) responding to SEC comment letters, and (iv) transitioning of auditors (including access to working papers) and such other reasonable assistance as such auditor’s may require in connection with such and other related activities; provided that such assistance will be treated and invoiced as a Service. Exxaro will only be required to provide the abovementioned services (contained in items (i) to (iv) above) to the extent that they relate to the South African Acquired Companies

9.7	Taxes.

(a)	Any Taxes assessed and levied on the provision of any Service hereunder shall be included in the Service Costs of such Services.

(b)	All Services are provided exclusive of VAT.

10.	CONFIDENTIALITY

10.1

With respect to any Service, Tronox agrees that (a) all software, hardware or data store, procedures and materials provided to the South African Acquired Companies by or on behalf of Exxaro in connection with such Service are solely for the use of the South African Acquired Companies and members of its Group solely for purposes of using such Services during the Term (provided that benefits received by third parties in the ordinary course of business conducted with the South African Acquired Companies shall not be subject to this Section 10); (b) title to any software, hardware or data store or any other intellectual property or proprietary right of any kind used in performing such Service shall, as between the South African Acquired Companies and Exxaro, remain in Exxaro; (c) Neither Tronox nor the South African Acquired Companies shall copy, modify, reverse engineer, decompile, distribute or in any way alter or make derivative works of any software, hardware or data store used in performing such Service without Exxaro’s prior written consent; and (d) Tronox shall, and shall cause the member of the Tronox Group to, comply with any and all usage guidelines pertaining to any Service and provided by or on behalf of Exxaro, including any and all usage guidelines pertaining to software, data, or other intellectual property or proprietary rights. Notwithstanding the foregoing any software, hardware, data store, procedures or materials purchased for Tronox pursuant to Section 2.2 of this TS Agreement in connection with a Service or the independent functionality of Tronox, and any assets acquired or purchased by Tronox for its own account, shall not be subject to this Section 10.1.

10.2	The Parties acknowledge that, pursuant to the mutual provision of Services or as a result of the transfer of certain business operations and assets (including information technology, software and hardware) contemplated by the Transaction Agreement, each Party shall possess or have access (intentionally or inadvertently) to information that belongs to the other Party or has commercial value in that other Party’s business, and is not in the public domain, including information relating to its customers, suppliers, finances, operations, facilities and markets (“Confidential Information”). Neither Party shall disclose, use, sell, assign, lease nor otherwise dispose of the other Party’s Confidential Information, except as otherwise expressly permitted by this TS Agreement or the Transaction Agreement. Exxaro shall not, and shall use its commercially reasonable efforts to ensure that the Exxaro Group and its employees, contractors and other agents do not, use the Services to access any of Tronox’s Confidential Information that is outside the scope of the Service provided. Nothing in this Section 10.2 shall be construed as obligating any Party hereto to disclose its Confidential Information to any other Party, or as granting to or conferring on another Party, expressly or by implication, any rights or license to its Confidential Information, provided that the Parties acknowledge that, in order to perform the Services, Exxaro shall have custody of and usage of certain Tronox’s Confidential Information, and Tronox hereby grants to Exxaro the right to do so in accordance with this TS Agreement.

10.3	Notwithstanding Section 10.2, Information is not Confidential Information to the extent that: (a) the information is or becomes publicly available through no fault of the Party which received the information from the other Party; (b) the same information is rightfully in the possession of a Party prior to receipt of that information from another Party; provided, however that Tronox information or data that is in Exxaro’s possession prior to the Closing Date and is otherwise Confidential Information of Tronox shall be Confidential Information; (c) the same information is independently developed (without the use of another Party’s Confidential Information) by the Party which received that information from such other Party; or (d) the same information becomes available to a Party on a non-confidential basis from a source other than another Party hereto, which source, to the knowledge of the disclosing Party, is not prohibited from disclosing that information by a legal, contractual or fiduciary obligations to the Party about whom such information pertains.

10.4	Notwithstanding Section 10.2, a Party hereto shall not have violated the terms of this Section 10 for disclosing Confidential Information:

(a)	to third parties performing services required under this TS Agreement where (i) use of that Confidential Information by that third party is authorized under this TS Agreement; or (ii) disclosure is reasonably necessary or typically occurs in the natural course of the third party’s duties; provided, in each case, that the third party has executed a written confidentiality agreement under which the third party is obligated to maintain the confidentiality of the Confidential Information in a manner substantially equivalent to this TS Agreement, to the extent that such party is not already bound by a confidentiality undertaking, in which case there shall be no requirement for such party to enter into a written confidentiality agreement as contemplated in this clause;

(b)	in order to comply with any applicable Laws; provided that as soon as practicable and legally permitted the disclosing Party shall notify the Party whose Confidential Information was or is to be disclosed of the disclosure or possible disclosure under this subsection; or

(c)	to the disclosing Party’s independent auditors.

11.	TERM

11.1	The term of this TS Agreement (the “Term”) shall commence on the Closing Date and, unless earlier terminated in accordance with Section 11.2, shall continue until the End Date. This TS Agreement may only be extended by written agreement of the Parties as evidenced by the signature of authorized representatives of such Parties.

11.2	Notwithstanding the foregoing, the termination dates of any Service shall be as may set forth in Exhibit A;

11.3	With respect to any Service, Tronox may terminate the term of such Service upon 90 days notice to Exxaro; provided, further, that if the Exxaro has appointed or otherwise engaged any employee, agent or subcontractor primarily for the purpose of rendering any of the Services to Tronox, the termination provisions of the relevant agreements shall prevail over this Section 11.3 unless Exxaro elects to make payment in accordance with the provision of Section 12.3(a).

12.	CONSEQUENCES OF TERMINATION

12.1	Termination or expiration of this TS Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration. Such termination, relinquishment, or expiration shall not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this TS Agreement.

12.2	Upon termination or expiration of this TS Agreement, each Party, at the request of the other, shall return all relevant records and materials in its possession or control containing or comprising the other Party’s information and to which the returning Party does not retain rights hereunder (except one copy of which may be retained in such files for archival purposes)

12.3	If, as a consequence of termination of a particular Service, or as a result of termination or expiry of this TS Agreement and in addition and subject to the provisions of Section 11.3 of this TS Agreement and Section 7.11 of the Transaction Agreement:

(a)

To the extent that Exxaro, appoints a new employee, agent or subcontractor for the specific purpose of rendering a service to Tronox, such appointment having been approved by Tronox, Exxaro shall, in the first instance, using its reasonable endeavors, attempt to redeploy such a person within Exxaro. If, and for whatever reason, such person exits the employment of Exxaro, Tronox shall pay the reasonable and direct costs incurred by Exxaro arising out of such person’s exit. Nothing in the clause shall relieve Exxaro of its obligations to any employee or contractor incurred in terms of South African labour laws. For the avoidance of doubt, based on the current circumstances anticipated with regards to the Transitional Services detailed in Exhibit A of this TS Agreement, Exxaro does not expect to require additional employees, agents or subcontractors to deliver these services.

13.	DISCLAIMER OF WARRANTIES

EXCEPT AS EXPRESSLY PROVIDED HEREIN, THE SERVICES TO BE PROVIDED UNDER THIS TS AGREEMENT ARE FURNISHED AS IS, WHERE IS, AND WITHOUT WARRANTY OF ANY KIND EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, TITLE, NON-INFRINGEMENT, ADEQUACY, OR COMPLIANCE WITH ANY LAW, DOMESTIC OR FOREIGN.

14.	DAMAGES

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, EXCEPT AS EXPRESSLY SET FORTH HEREIN, NO PARTY SHALL BE LIABLE TO ANY OTHER PARTY (INCLUDING ITS RESPECTIVE HEIRS, LEGAL REPRESENTATIVES, SUCCESSORS OR ASSIGNS, AS THE CASE MAY BE, HEREUNDER) FOR ANY LOSSES THAT ARE NOT REASONABLY FORESEEABLE OR ANY DAMAGES FOR THE LOSS OF PROFITS, BUSINESS, ANTICIPATED SAVINGS, GOODWILL, OR THE LOSS OF OR DAMAGE TO DATA OR ANY OTHER INCIDENTAL, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES ARISING OUT OF THIS TS AGREEMENT OR ITS TERMINATION OR ANY TRANSACTION CONTEMPLATED BY THIS TS AGREEMENT, WHETHER FOR BREACH OF REPRESENTATION OR WARRANTY OR COVENANT OR OTHER AGREEMENT OR ANY OBLIGATION ARISING THEREFROM OR OTHERWISE, WHETHER LIABILITY IS ASSERTED IN CONTRACT OR DELICT (INCLUDING, NEGLIGENCE AND STRICT PRODUCT LIABILITY) AND REGARDLESS OF WHETHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE. EACH PARTY HEREBY WAIVES ANY CLAIMS THAT THESE EXCLUSIONS DEPRIVE SUCH PARTY OF AN ADEQUATE REMEDY.

15.	INDEMNIFICATION

15.1

Exxaro hereby does and will indemnify, defend and hold harmless Tronox and each member of the Tronox Group and their respective Affiliates, officers, directors, employees, stockholders, agents and representatives in respect of all Losses related to or arising from, (i) any breach by Exxaro or any member of the Exxaro Group of any representation, warranty, covenant or other obligation of this TS Agreement; (ii) any violation of law; (iii) any third party claim that the Services provided breach or infringe, misappropriate or otherwise conflict with any intellectual property rights of any Person (such claim, a “Third Party IP Claim”); (iv) any third party claim that the Services provided breach any license or other Contract (such claim, a “Third Party Contract Claim”) where any member of the Exxaro Group is a party to such license or other Contract; and (v) any Third Party Contract Claim where any member of the Tronox Group is a party to such license or other Contract but only to the extent that a Loss is proximately caused by the gross negligence, willful misconduct or fraud of Exxaro; except in the case of items (ii)-(iv), to the extent a Loss is proximately caused by (A) the gross negligence, willful misconduct or fraud of Tronox and/or the Acquired Companies (as the case may be)or (B) Tronox’s failure to arrange for appropriate intellectual property licenses or consents under Contracts which it (or any member of its Group) is a party and with respect to which Tronox and/or the South African Acquired Companies (as the case may be)knew, or reasonably should have known, that such licenses or consents would be required in order for Exxaro to perform any Service and had an obligation to obtain such licenses or consents under the TS Agreement (provided that neither Exxaro nor any member of its Group provided any such Services if Exxaro or any member of its Group knew, or reasonably should have known, that any required license(s) or consent(s) were not yet obtained).

15.2	Tronox and the South African Acquired Companies will indemnify, defend and hold harmless Exxaro and each member of the Exxaro Group and their respective Affiliates, officers, directors, employees, stockholders, agents and representatives in respect of all Losses related to or arising from, (i) any breach by Tronox and/or the South African Acquired Companies (as the case may be)or any member of the Tronox Group of any representation, warranty, covenant or other obligation of the Transition Services Agreement; (ii) any violation of Law that is proximately caused by the gross negligence, willful misconduct or fraud of Tronox ; (iii) a Third Party IP Claim that is proximately caused by the gross negligence, willful misconduct or fraud of Tronox and/or the Acquired Companies (as the case may be) or the failure of Tronox and/or the South African Acquired Companies (as the case may be) to arrange for appropriate intellectual property licenses for which Tronox and/or the South African Acquired Companies (as the case may be) knew, or reasonably should have known, that such licenses would be required in order for Exxaro to perform the Services and had an obligation to obtain such licenses under the TS Agreement (provided that neither Exxaro nor any member of its Group provided any such Services if Exxaro or any member of its Group knew, or reasonably should have known, that any required license(s) were not yet obtained); (iv) any Third Party Contract Claim where any member of the Tronox Group is a party, except to the extent a Loss is proximately caused by the gross negligence, willful misconduct or fraud of Exxaro; and (v) any Third Party Contract Claim where any member of the Exxaro Group is a party but only to the extent that a Loss is proximately caused by the gross negligence, willful misconduct or fraud of Tronox.

16.	SUBROGATION

If any liability arises from the performance of any Service hereunder by a third party contractor, the South African Acquired Companies shall be subrogated to such rights, if any, as Exxaro may have against such third party contractor.

17.	INDEPENDENT CONTRACTOR

At all times during the term of this TS Agreement, Exxaro shall be an independent contractor in providing the Services hereunder with the sole right to supervise, manage, operate, control and direct the performance of the Services and the sole obligation to employ, compensate and manage its employees and business affairs, provided that Exxaro will remain solely liable to Tronox for the acts and omissions of its subcontractors. Nothing contained in this TS Agreement shall be deemed or construed to create a partnership or joint venture, to create the relationships of employee/employer or principal/agent, or otherwise create any liability whatsoever of any member of the Exxaro Group with respect to the indebtedness, Losses, obligations or actions of the other party or any of its respective officers, directors, employees, stockholders, agents or representatives, or any other person or entity.

18.	COMPLIANCE WITH LAWS

Each Party will comply with all applicable laws, rules, ordinances and regulations of any Governmental Entity or regulatory agency governing the Services to be provided hereunder. No Party will take any action in violation of any applicable law, rule, ordinance or regulation that could result in liability being imposed on the other Party.

19.	MISCELLANEOUS

19.1	Notices.

(a)	Postal Address

(i)	Each Party chooses the address set out opposite its name below as its address to which any written notice in connection with this TS Agreement may be addressed.

(A)	Tronox: 3301 NW 150th Street

Oklahoma City, OK 73134 , United States

Telefax No.: +1 405 775 5155

Attention: General Counsel

E-mail: michael.foster@tronox.com

(A)	Exxaro: Roger Dyason Road

Pretoria West, 0183, South Africa

Telefax No.: +27 12 307 4860

Attention: The Company Secretary

E-mail: Carina.Wessels@exxaro.com

(a)	Any notice of communication required or permitted to be given in terms of this TS Agreement shall be valid and effective only if in writing but it shall be competent to give notice of telefax.

(b)

Any Party may by written notice to the other Party change its chosen address and/or telefax number for the purposes of clause 19.1 to another postal address and/or telefax number, provided that the change shall become effective on the 14th (fourteenth) day after the receipt of the notice by the addressee.

(i)	any notice to a Party contained in a correctly addressed envelope;

(A)	and sent by pre-paid registered post to it at its chosen address in terms of clause 19.1 or

(B)	delivered by hand to a responsible person during ordinary business hours at its chosen address in terms of clause 19.1(a), shall be deemed to have been received in the case of clause 19.1(a)(c)(i), on the seventh Business Day after posting (unless the contrary is proved) and, in the case of clause 19.1(a)(c)(ii) on the day of delivery.

(ii)	Any notice by telefax to a Party at its telefax number shall be deemed, unless the contrary is proved, to have been received on the 1st (first) Business Day after the date of transmission.

(c)	Address for Service of Legal Documents

(i)	The Parties hereto choose domicilia citandi et executandi for all purposes of and in connection with this TS Agreement as follows:

(A)	Tronox:

1 Stamford Plaza

Suite 1100, 263 Tresser Boulevard

Stamford, CT 06901

Attention: The General Counsel

(A)	The Company:

Exxaro: Roger Dyason Road

Pretoria West, 0183, South Africa

Attention: The Company Secretary

19.2	Either Party hereto shall be entitled to change its domicilium from time to time, provided that any new domicilium selected by it shall be an address (other than a box number) in the Republic of South Africa, and any such change shall only be effective upon receipt of notice in writing by the other Party of such change.

19.3	All notices, demands, communications in respect of legal proceedings intended for a Party shall be made or given at its domicilium for the time being.

19.4	A notice sent by one Party to another Party shall be deemed to have been received on the same day if delivered by hand or sent by telefacsimile.

19.5	Notwithstanding anything to the contrary contained in this clause 19, a written notice or communication actually received by a Party shall be an adequate written notice or communication to it, notwithstanding that it was not sent to or delivered at its chosen address.

19.6	Entire Agreement. This TS Agreement, together with the exhibits referred to herein, and the documents and instruments to be executed and delivered pursuant hereto, constitutes the entire understanding and agreement by and among the Parties with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and understandings among such Parties with respect to the subject matter hereof.

19.7	Amendments and Waivers. This TS Agreement may be amended only by an instrument in writing signed by all of the Parties. The observance of any term of this TS Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by an instrument in writing and signed by the Party against whom such amendment or waiver is sought to be enforced. The waiver by any Party of a breach of any provision of this TS Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by any Party, preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

19.8	Successors and Assigns. Neither this TS Agreement nor any rights hereunder may be ceded nor may any obligations be delegated by any Party without the prior written consent of the other Parties. This TS Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

19.9	Governing Law. This TS Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this TS Agreement, or for the breach or alleged breach thereof (whether in contract, in tort or otherwise) shall be governed by, and construed in accordance with, the laws of the Republic of South Africa, without giving effect to any conflicts of laws or other principles thereof that would result in the application of the laws of another jurisdiction, either as to substance or procedure.

19.10	Severability. If any provisions of this TS Agreement as applied to any part or to any circumstance shall be adjudged by a court to be invalid or unenforceable, the same shall in no way affect any other provision of this TS Agreement, the application of such provision in any other circumstances or the validity or enforceability of this TS Agreement.

19.11	Counterparts. This TS Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Such counterpart executions may be transmitted to the Parties by facsimile or electronic transmission, which shall have the full force and effect of an original signature.

19.12	Cooperation; Commercially Reasonable Efforts. The Parties shall cooperate in connection with all actions to be taken to consummate the transactions contemplated by this TS Agreement.

19.13	Further Acts and Documents. Each Party hereby agrees to execute and deliver such further instruments and do such further acts and things as may be necessary or desirable to carry out the purposes of this TS Agreement.

19.14	Interpretation. This TS Agreement shall be construed reasonably to carry out its intent without presumption against or in favor of either Party.

20.	Arbitration.

20.1	Subject to compliance with the provisions of Section 6, and except in respect of those provisions of this TS Agreement which provide for their own remedies that would be incompatible with arbitration, or if either Party institutes an urgent action against the other in any court of competent jurisdiction, any dispute arising from or in connection with this TS Agreement will be finally resolved in accordance with the Rules of the Arbitration Foundation of Southern Africa (the “Foundation”) by an arbitrator appointed by the Foundation.

20.2	The arbitrator shall be selected based on the subject matter under dispute in accordance with the following procedure:

(a)	if the subject in dispute is primarily an accounting matter, then the Arbitrator shall be an independent accountant agreed upon between the Parties;

(b)	if the subject in dispute is primarily a legal matter, then the Arbitrator shall be a practicing senior counsel with no less than 10 years standing agreed upon between the Parties; and

(c)	if the subject in dispute is any other matter, then the Arbitrator shall be an independent person agreed upon between the Parties.

20.3	If the Parties cannot agree upon a particular arbitrator in accordance with Section 20.2 above within seven Business Days after the arbitration has been demanded, the arbitration shall be selected by the President of the General Council of the Bar of South Africa or his/her successors in title, within seven Business Days after the Parties have failed to agree.

20.4	An aggrieved Party may appeal against the arbitration award within 10 Business Days after receipt of the arbitration award by lodging a notice of appeal with the other Party.

20.5	Three practicing senior counsel of at least 15 years standing shall be appointed as chairpersons of the appeal. If the Parties are unable to agree on the chairpersons for the appeal, then Section 20.3) shall apply mutatis mutandis with the changes required by the context. The chairpersons shall meet the Parties within seven days after their appointment to determine the procedure for the appeal.

20.6	The Parties irrevocably agree the arbitration proceedings will be conducted in South Africa.

20.7	The Parties irrevocably agree that the decision in these arbitration proceedings shall be binding on them and shall be carried into effect as if adopted by an order of any Court of competent jurisdiction.

20.8	This clause 20 will be severable from the rest of this TS Agreement so that it will operate and continue to operate notwithstanding any actual or alleged voidness, voidability, unenforceability, termination, cancellation, expiry, or accepted repudiation, of this TS Agreement.

20.9	Neither Party shall be entitled to withhold performance of any of their obligations in terms of this TS Agreement pending the settlement of, or decision in, any dispute arising between the Parties, and each Party shall in such circumstances continue to comply with their obligations in terms of this TS Agreement.

IN WITNESS WHEREOF, the Parties have executed this TS Agreement as of the date first above written.

TRONOX	TRONOX LIMITED

	By:	/s/ Michael J. Foster
Name: Michael J. Foster
Title: Director

	By:	/s/ Matthew A. Paque
Name: Matthew A. Paque
Title: Secretary

[Transition Services Agreement]

EXXARO RESOURCES	EXXARO RESOURCES LIMITED

	By:	/s/ Riaan Koppeschaar
Name: Riaan Koppeschaar
Title: General Manager

EXXARO TSA SANDS	EXXARO TSA SANDS (PTY) LTD

	By:	/s/ Riaan Koppeschaar
Name: Riaan Koppeschaar
Title: General Manager

EXXARO SANDS	EXXARO SANDS (PTY) LTD

	By:	/s/ Riaan Koppeschaar
Name: Riaan Koppeschaar
Title: General Manager

[Transition Services Agreement]

EXHIBIT A

Services Provided by Exxaro and the Exxaro Group to the Tronox Group

WORK IN PROGRESS

1	Payroll / Employee Benefits

1.1	Start Date. Beginning on the Closing Date, Exxaro shall use commercially reasonable efforts to assist the South African Acquired Companies with respect to general accounting services with respect to payroll, employee benefits matters and associated Pay As You Earn (PAYE) tax compliance.

1.2	End Date. Exxaro’s obligations pursuant to this Section shall continue until 31 December 2012, unless extended in accordance with Section 11 of the Agreement.

1.3	Services. Subject to the terms and conditions of the Agreement, Exxaro’s services provided pursuant to this Section shall include the following:

i.	Exxaro shall share with the South African Acquired Companies systems implemented and in production for the South African Acquired Companies as of the Closing Date.

ii.	Payroll administration.

iii.	Benefits administration.

iv.	Preparation of monthly PAYE returns and associated reconciliations.

2	General Accounting

2.1	Start Date. Beginning on the Closing Date, Exxaro shall use commercially reasonable efforts to assist the South African Acquired Companies with respect to general accounting services.

2.2	End Date. Exxaro’s obligations pursuant to this Section shall continue until 31 December 2012, unless extended in accordance with Section 11 of the Agreement.

2.3	Services. Subject to the terms and conditions of the Agreement, Exxaro’s services provided pursuant to this Section shall include the following:

i.	Making reasonably available its general accounting personnel for consultation on matters relating to or affecting the South African Acquired Companies where such personnel have relevant familiarity or expertise

ii.	Providing Hyperion maintenance, support and assistance for Tronox Mineral Sands

iii.	Providing monthly consolidated management reports for the Tronox Mineral Sands management team.

iv.	Support and assistance with IFRS and other general accounting matters.

v.	Necessary accounting information that may be require for the Rehabilitation Trust.

3	Tax Services

3.1	Start Date. Beginning on the Closing Date, Exxaro shall cooperate with the South African Acquired Companies in meeting certain tax compliance obligations of the South African Acquired Companies.

3.2	End Date. Exxaro’s obligations pursuant to this Section shall continue until the first anniversary of the Closing Date, unless extended in accordance with Section 11 of the Agreement.

3.3	Services. Subject to the terms and conditions of the Agreement, Exxaro shall provide the following services and assistance to the South African Acquired Companies:

a.	Income Tax

i.	Completion and submission of IT14 returns for the 2012 year of assessment.

ii.	Completion and submission of IRP6 returns for the 2012 year of assessment.

b.	Mineral Resource Royalty

i.	Completion and submission of MPR2 returns for the 2012 year of assessment.

ii.	Completion and submission of MPR3 returns for the 2012 year of assessment.

iii.	Completion and submission of MPR report to National Treasury for the 2012 year of assessment.

c.	Tax Reporting

i.	Quarterly reporting on the tax liability for the 2012 year of assessment.

ii.	Year end reporting for the financial year ending 31 December 2012.

d.	Liaison with the South African Revenue Services (SARS)

i.	Responding to queries from SARS relating to VAT, Income Tax, PAYE and Mineral Resource Royalty.

ii.	Provision of information to SARS as required.

4	Access to Accounts, Bank Systems and Funds

4.1	Start Date. Beginning on the Closing Date, Exxaro shall use commercially reasonable efforts to assist the South African Acquired Companies with respect to the coordination of transferred accounts and bank systems.

4.2	End Date. Exxaro’s obligations pursuant to this Section shall continue until first anniversary of the Closing Date, unless extended in accordance with Section 11 of the Agreement.

4.3	Services. Subject to the terms and conditions of the Agreement, Exxaro’s services provided pursuant to this Section shall include the following:

i.	Exxaro shall cooperate with the South African Acquired Companies in facilitating access to information and transactions involving bank accounts and bank systems transferred, or intended to be transferred, to Tronox pursuant to the transactions contemplated by the Transaction Agreement or containing or receiving funds so transferred to the South African Acquired Companies or otherwise belonging to the South African Acquired Companies.

ii.	Exxaro shall permit the South African Acquired Companies access to information regarding accounts of Exxaro limited to transactions therein which involve funds relating to the South African Acquired Companies whether prior to, or after, the Closing.

iii.	Prior to the Closing, Exxaro shall facilitate the preparation of appropriate account or bank system transfer documentation, such transfers to be effective as of the Closing Date or as soon as practicable thereafter. Subsequent to the Closing Date, Exxaro shall make its personnel available for consultation and shall execute documents or assign authority to the South African Acquired Companies where necessary to allow the South African Acquired Companies to complete any account or bank system transfers.

5	Stray Funds

5.1	Start Date. Beginning on the Closing Date, Exxaro shall use commercially reasonable efforts to assist the South African Acquired Companies in the directing of funds intended to be remitted to the South African Acquired Companies.

5.2	Services. In the event that remittances received into Exxaro bank accounts relate to sales or services provided by the South African Acquired Companies (or otherwise intended for the South African Acquired Companies), Exxaro shall promptly segregate such remittance amounts and whenever the balance of such amounts exceeds R100,000 or once a week, whichever occurs first, Exxaro shall remit by wire transfer the balance collected on behalf of the South African Acquired Companies to the South African Acquired Companies.

6	Migration of Travel Charge Cards and Travel Service

6.1	Start Date. Beginning on the date hereof, Exxaro shall use commercially reasonable efforts to cause (or assist, as applicable) migration to the South African Acquired Companies of the Travel Charge Card services and travel services (together, the “Travel Services”) to be remitted to the South African Acquired.

6.2	End Date. Exxaro shall use commercially reasonable efforts to complete the Services set forth in this Section within 180 days after the Closing Date; provided Exxaro’s obligations pursuant to this Section 1.11 shall continue until the first anniversary of the Closing Date, unless extended in accordance with Section 11 of the Agreement.

6.3	Services. Exxaro’s services provided pursuant to this Section shall include the following:

i.	Establishment of a separate account, or accounts, for the South African Acquired Companies with respect to the Travel Services.

7	Information Management & Technology

7.1	For purposes hereof, the following provisions shall be known, collectively, as the “IT Migration Standards”.

7.2	Start Date. On or prior to the Closing Date, Exxaro shall commence commercially reasonable efforts to segregate, install, implement and provide consulting services for transferred software and applications (including hardware, enterprise software and required applications, each an “IT System”).

7.3	End Date. Exxaro’s obligation pursuant to Section 2 of this Exhibit A shall end on the first anniversary of the Closing Date, unless extended in accordance with Section 10 of the Agreement. Personnel. In connection with the Services to be provided pursuant to Section 2 of this Exhibit A, beginning on the Closing Date, each Group shall make reasonably available for consultation with the other Group those retained employees and consultants or other service providers of such Group as are reasonably necessary for the provision of such Services.

7.4	Elements of IT System Migration and Replicating. Subject to the terms and conditions of this TS Agreement, Exxaro shall take the following steps in connection with the migration and replication of each IT System:

i	Hardware. Certain servers, terminals, network equipment, data storage systems and additional hardware related to each IT System shall be segregated for the exclusive use of the South African Acquired Companies and each IT System shall be installed, developed and tested thereon. Such segregated hardware shall be integrated into the other information technology systems that Exxaro has migrated and replicated for the South African Acquired Companies in accordance with this TS Agreement. All hardware equipment for the segregation of the IT System will be purchased by the Exxaro Group and the cost thereof will be recouped from the Tronox Group.

ii	Software. All necessary software shall be installed on the segregated hardware for the complete and independent operation of each IT System. If software licenses are required for the establishment of the Tronox replicated systems environment, the cost of such software licenses shall be the responsibility of Exxaro.

iii	Data. All data, reasonably required, subject to Exxaro Group’s records retention policy, for the operation of each IT System by the South African Acquired Companies , including existing information with respect to historic operations of the South African Acquired Companies (including historic data and records of all businesses, including prior businesses, and their transaction details).

iv	System Integration. Exxaro shall assist the South African Acquired Companies in integrating each IT System with the other IT Systems that Exxaro migrates and replicates for the South African Acquired Companies in accordance with this TS Agreement.

v	System Modules and Applications. System modules and applications implemented by Exxaro for the benefit of the South African Acquired Companies shall be migrated to the South African Acquired Companies.

8	Information Technology Systems Migration Services. Exxaro shall provide the following services in accordance with the IT Migration Standards:

i	Deliver (as necessary), configure and install IT System components as required for migration pursuant to this Exhibit A. The IT Systems delivered by Exxaro shall be consistent in scope, version and functionality as implemented in the Exxaro Siyaya program carved out for the South African Acquired Companies.

ii	Jointly with the South African Acquired Companies, appoint qualified project managers to manage the transition and migration projects.

iii	Jointly with the South African Acquired Companies, develop detailed transition plans for infrastructure, applications and business processes.

iv	Load pertinent shared applications, databases and data onto Tronox Group hardware and prior to loading, conduct appropriate tests jointly with Tronox Group personnel to check whether such shared applications and data are fully operational in connection with the comparable hardware and software as used in Tronox systems and applications that Exxaro migrates and replicates for Tronox in accordance with this TS Agreement.

v	Extract appropriate data out of Exxaro’s enterprise systems and other applications in a mutually agreed format for normalization, testing and loading into Tronox Group systems and applications that Exxaro migrates and replicates for Tronox in accordance with this TS Agreement.

vi	Establish WAN, LAN, and other information technology systems elements to move the South African Acquired Companies from Exxaro network to Tronox network, retaining access to necessary applications.

vii	Transition Tronox Group master data, open balances and transactional data based upon a mutually agreed plan.

viii	Provide documentation and any other necessary information related to the information technology systems (including telephone and networking equipment), networks and applications.

ix	Continue current services, including relevant third-party services, pertaining to cellphone and calling card programs and shall present to the South African Acquired Companies an accounting of any charges for payment made on behalf of the South African Acquired Companies in connection with such programs after the Closing Date until migration for reimbursement thereof.

x	Use commercially reasonable efforts to transfer to the South African Acquired Companies all the required software and application necessary for stand-alone operations.

xi	Use commercially reasonable efforts to transfer information and technology assets required by the South African Companies.

xii	Use commercially reasonable efforts to transfer licenses to the South African Acquired Companies.

9	Information Technology Systems Services

9.1	Services: Beginning on the Closing Date, Exxaro shall provide the following Services in accordance with the IT Migration Standards for a period of no less than twelve months which could, by mutual agreement, be extended. Individual line-item services and billing identified in this section can be discontinued or extended with mutual agreement:

i.	Hosting and support of the South African Acquired Companies SAP Operations Environment at the Exxaro Data Centre in Pretoria. Exxaro shall charge for this service, which includes backup tapes and related ancillary costs. Hosting and support of the South African Acquired Companies SAP HRMS Environment at the Exxaro Data Center in Pretoria. Exxaro will charge for this service.

ii.	Hosting, support and email forwarding for the South African Acquired Companies E-mail Services. A fixed cost will be charged for this service. Tronox will purchase required Exchange servers and migrate to their own email system and Tronox will be responsible for the costs associated with email migration.

iii.	SAP Application Support while the SAP and related applications are running in the Exxaro data center. This service shall include SAP technical troubleshooting, SAP functional knowledge and transaction support. This support will be billed to the Tronox Group on a time and materials basis.

iv.	Hosting and support of all other Enterprise Applications required by the South African Acquired Companies at the Exxaro Data Centre in Pretoria. Exxaro will charge for this service.

v.	Exxaro will provide WAN connectivity to the South African Acquired Companies. Exxaro will charge for this service.

vi.	Exxaro will continue, as it currently is, to support the infrastructure environment at KZN Sands. Exxaro will charge for this service. Namakwa Sands will continue to support its own infrastructure and applications environment as it is currently doing.

vii.	A Governance document will be compiled and mutually agreed upon by both the Exxaro Group and the South African Acquired Companies that will detail the principles and manner in which changes will be managed, continuous improvements are approved and implemented and billing arrangements within the South African Acquired Companies enterprise architecture that is hosted and or supported by the Exxaro Group.

viii.	Cost of IT Transition Services Costs. Tronox shall not be responsible for the following transition services costs:

ix.	The cost and effort for Exxaro to separate SAP and associated applications to run on Tronox stand-alone hardware.

x.	The transfer of any and all software licenses which are in Exxaro’s name to the South African Acquired Companies or to a Tronox legal entity.

xi.	The transfer of any and all telecommunication service accounts which are in Exxaro’s name to to the South African Acquired Companies or to a Tronox legal entity. Exxaro will work with any and all service providers jointly with Tronox to insure transition of accounts, billing information, and contracts are made without disruption of service.

xii.	Infrastructure (hardware, software, networks, etc.).

xiii.	Access to data, including databases, data warehouse, reporting system, processing and networking.

xiv.	Consultation, maintenance, support and systems administration.

xv.	IT System support including call-center and help-desk user.

xvi.	Monitoring, managing, operating and maintaining: (i) Data center, including all servers for data processing and other supporting equipment, (ii) wide area network (WAN), (iii) local area network (LAN), (iv) telephony infrastructure, (v) web sites, (vi) business-to-business connections, including existing EDI and XML partners, (viii) legacy application systems, (ix) all other interfaces between internal and external applications and systems, and (xi) chemical data warehouse and associated databases.

xvii.	Reasonable access to, or reasonable access to data from, the legacy systems, networks and applications for data collection and analysis.

xviii.	In a manner consistent with its records retention policy, retain electronic data in its enterprise, accounting and other principal systems and applications relating to the South African Acquired Companies.

10	Information Technology Security

10.1	Services. Beginning on the Closing Date, Exxaro shall provide the following services in accordance with the IT Migration Standards:

i.	Firewall monitoring, administration, configuration and reporting.

ii.	VPN and remote-access monitoring, administration, configuration management and support.

iii.	E-mail virus protection, spam filtering and attack monitoring, prevention and reporting.

iv.	Real-time monitoring and updating of virus definitions on all hosts and clients (including laptops).

v.	Host intrusion detection, protection, configuration, maintenance and support.

vi.	Network intrusion detection, protection, configuration, maintenance and support.

vii.	Establishment of systems access protocols.

viii.	Computer incident response.

11	Human Resources

11.1	Start Date. Beginning as of the Closing Date, Exxaro shall use commercially reasonable efforts to separate the personnel and resources applicable to human resources administration in connection with the South African Acquired Companies such that such separate personnel and resources may independently conduct such human resource administration.

11.2	End Date. Exxaro’s obligations pursuant to this Section shall continue until 31 December 2012, unless extended in accordance with Section 11 of the Agreement.

11.3	Services. Subject to the terms and conditions of the Agreement, Exxaro’s services provided shall include the following:

i.	Migration of personnel, systems, records, applications and data related to the South African Acquired Companies.

ii.	Assistance in the integration of human resource activities and resources into the information technology system of the South African Acquired Companies.

iii.	Provision of human resource administration services, including payroll and benefits matters, (through personnel, systems, service providers, or otherwise) to the extent required to maintain such services, on behalf of the South African Acquired Companies, to the extent and at the level provided to the South African Acquired Companies as of the Closing Date.

11.4	Personnel. In connection with the Services to be provided pursuant to this Section, beginning on the Closing Date, Exxaro Group and Tronox Group, as the case may be, shall make reasonably available for consultation with Tronox and Exxaro Group, as the case may be, those retained employees and consultants or other service providers of Exxaro Group or the South African Acquired Companies, as the case may be, reasonably necessary for the provision of such Services.

12	Supply Chain Management

12.1	Start Date. Beginning as of the Closing Date, Exxaro shall use commercially reasonable efforts to assist the South African Acquired Companies in establishing separate contracts with suppliers similar to those which exist within the Exxaro Group and of which the South African Acquired Companies were previously a part.

12.2	End Date. Exxaro’s obligations pursuant to this Section shall end on the first anniversary of the closing date , unless extended in accordance with Section 11 of the Agreement.

12.3	Services. Subject to the terms and conditions of the Agreement, Exxaro’s services provided pursuant to this Section shall include the following:

i.	Provision of support with regards to the establishment of commercial contracts for the South African Acquired Companies with suppliers which previously were managed on an Exxaro Group-wide basis.

ii.	Assistance in the transferring of supplier contracts to the South African Acquired Companies, as required.

iii.	Continue current services, including relevant third-party services, pertaining to cellphone and calling card programs and shall present to the South African Acquired Companies an accounting of any charges for payment made on behalf of the South African Acquired Companies in connection with such programs after the Closing Date until migration for reimbursement thereof.

iv.	The transfer of any and all telecommunication service accounts which are in Exxaro’s name to the South African Acquired Companies or to a Tronox legal entity. Exxaro will work with any and all service providers jointly with Tronox to insure transition of accounts, billing information, and contracts are made without disruption of service.

13	Risk Management

13.1	Start Date. Beginning on the Closing Date, Exxaro shall use commercially reasonable efforts to provide risk management advice and consultation, including, in particular, assistance with respect to administration of claims existing as of the Closing Date and claims which are not separable from claims of Exxaro.

13.2	End Date. Exxaro’s obligations pursuant to this Section shall continue for one hundred and eighty (180) days following the Closing Date, unless extended in accordance with Section 11 of the Agreement.

13.3	Services. Subject to the terms and conditions of the Agreement, Exxaro’s services provided pursuant to this Section shall include

i.	Providing access to its records and personnel (including third party consultants and service providers) for purposes of claims administration and consulting with respect to claims relating to the South African Acquired Companies.

ii.	Continuing with the embedment of the Exxaro Board approved enterprise risk management process at KZN Sands and Namakwa Sands which included continuous training and assistance with facilitation of enterprise risk management workshops. However, Tronox may decide to not implement the electronic enabler, namely SAP GRC RM version 10. The deliverables from the enterprise risk management process, namely an enterprise risk register updated every six months and supporting enterprise risk intelligence reports, will be made available to Tronox and will not be included in reporting within Exxaro unless permission is specifically granted by Tronox. Should Tronox wish to implement the same enterprise risk managemnt process at Exxaro Australia Sands and/or the implementation of SAP GRC RM as an electronic enabler, such request will be contracted separately.

13.4	Personnel. In connection with the Services to be provided pursuant to this Section 3.8, beginning on the Closing Date, Exxaro Group and Tronox Group, as the case may be, shall make reasonably available for consultation with Tronox and Exxaro Group, as the case may be, those retained employees and consultants or other service providers of Exxaro or the South African Acquired Companies, as the case may be, reasonably necessary for the provision of such Services.

14	Treasury Services

14.1	Start Date. Beginning on the Closing Date, Exxaro shall use commercially reasonable efforts to provide certain treasury services to the South African acquired companies.

14.2	End Date. Exxaro’s obligations pursuant to this Section shall continue for one hundred and eighty (180) days following the Closing Date, unless extended in accordance with Section 11 of the Agreement.

14.3	Services. Subject to the terms and conditions of the Agreement, Exxaro’s services provided pursuant to this Section shall include

i.	Risk management: monitoring and managing foreign exchange and interest rate risk – hedging currency risk, commodity prices and interest rate exposure as required for the South African Acquired Companies and approved by Tronox.

ii.	Cash management: manage daily cash receipts and disbursements, bank account administration and intercompany transfers for the South African Acquired Companies including cash settlement of liabilities to banks in respect of money market transaction, loan settlements and foreign payments.

iii.	Liquidity management: Ensuring that sufficient funding is in place for daily cash requirements and depositing of excess cash in money markets for the South African Acquired Companies.

iv.	Loan administration: ensure covenant compliance for the South African Acquired Companies as required by external credit facility. In addition, manage and administer all inter-company loans of the South African Acquired Companies.

Miscellaneous Matters

15	Records Retention

15.1	Start Date. Beginning as of the Closing Date, Exxaro shall use commercially reasonable efforts to retain, organize and store, records relating to the South African Acquired Companies and not transferred to the South African Acquired Companies in a manner consistent with its current document retention policy or practice. For purposes of this Section the term “records” shall include all formats (electronic, film, paper, and otherwise) of such records and shall include shared records not pertaining exclusively to the South African Acquired Companies the South African Acquired Companies.

15.2	Services. If and to the extent in existence as of the date hereof and in possession and control of Exxaro as of the date hereof and without imposing any obligation on Exxaro to create any of the documents or records described below and subject to Exxaro Group’s document retention policy, Exxaro’s services provided pursuant to this Section shall include the following:

i.	Exxaro shall provide the South African Acquired Companies with documentation of records retained by Exxaro and shall provide the South African Acquired Companies with access to records storage facilities maintained by Exxaro.

ii.	Exxaro shall assist the South African Acquired Companies in the separation of historic records relating to the legacy businesses of the South African Acquired Companies from the common records of Exxaro and its affiliates as of the Closing Date, including with respect to the generation of new records documentation specific to the South African Acquired Companies.

iii.	Exxaro shall assist the South African Acquired Companies in the identification, documentation, removal and duplication of records pertaining to the South African Acquired Companies.

iv.	Exxaro shall retain records relating to the following matters for the term of the Agreement at which time such records which remain shall be delivered to the South African Acquired Companies, or, if such records are to be discarded or destroyed pursuant to the practices of Exxaro, shall deliver such records to the South African Acquired Companies:

a.	Property;

b.	Tax;

c.	Environmental reports and remediation matters;

d.	Employee matters; and

e.	Relevant business documents.

15.3	Personnel. In connection with the Services to be provided pursuant to this Section, beginning on the Closing Date, Exxaro Group and Tronox Group, as the case may be, shall make reasonably available for consultation with Tronox and Exxaro Group, as the case may be, those retained employees and consultants or other service providers of Exxaro or the South African Acquired Companies, as the case may be, reasonably necessary for the provision of such Services.

16	Emergency Response Services and Disaster Recovery Services

16.1	Start Date. Beginning on the Closing Date, Exxaro shall use commercially reasonable efforts to provide assistance with, and use of, disaster recovery services and personnel (including with respect to process, systems and communications issues).

16.2	End Date. Exxaro’s obligations pursuant to this Section shall continue until the first anniversary of the Closing Date, unless extended in accordance with Section 10 of the Agreement.

16.3	Services. Exxaro’s services provided pursuant to this Section shall include, the provision of disaster recovery services available as of the Closing Date.